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3-13-03

**A14 3/11/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-[redacted]
PART III

03015170

SEC FILE NUMBER
8- 65258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANTRUST SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3805 Edwards Road Suite 130
(No. and Street)

Cincinnati	Ohio	45209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aref Bsisu 513-731-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

625 Eden Park Drive Suite 900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aref W. Bsisu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTRUST SECURITIES INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report pursuant to rule 17a-5(d) and report of independent certified public accountants

LANTRUST SECURITIES INC.

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
LANTRUST SECURITIES INC.

We have audited the accompanying statement of financial condition of LANTRUST SECURITIES INC. (the "Company") as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANTRUST SECURITIES INC. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
February 21, 2003

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

LANTRUST SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and cash equivalents	$16,754
Placement fee receivable	1,000
Office equipment	4,987
Prepaid expenses	6,830
Total assets	**$29,571**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 351
Stockholders' equity	
Common stock, no par value; 1,500 shares authorized, issued and outstanding	-
Contributed capital	50,000
Accumulated deficit	(20,780)
Total stockholders' equity	29,220
Total liabilities and stockholders' equity	**$29,571**

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Placement revenue	$ 1,000
Expenses	
Rent expense	5,000
Selling, general and administrative	12,865
Equipment and maintenance	3,915
Total expenses	21,780
NET LOSS	**$(20,780)**

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2002

	Common stock	Contributed capital	Accumulated deficit	Total
Balance - January 2, 2002	$-	$ -	$ -	$ -
Capital contributed by stockholders	-	50,000	-	50,000
Net loss for the year	-	-	(20,780)	(20,780)
Balance - December 31, 2002	$-	$50,000	$(20,780)	$29,220

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss for the year	$(20,780)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in cash due to changes in:	
Placement fees receivable	(1,000)
Other assets	(6,830)
Accounts payable	351
Net cash used in operating activities	(28,259)
Cash flows used in investing activities:	
Purchase of office equipment	(4,987)
Cash flows provided by financing activities:	
Capital contributed by stockholders	50,000
Increase in cash and cash equivalents	16,754
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 16,754

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

LANTRUST SECURITIES INC. (the "Company"), an Ohio corporation, was incorporated on January 2, 2002. The Company is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc. (the "NASD"). The Company became a member of the NASD on September 11, 2002.

The Company earns revenue from commission fees by acting as a securities broker-dealer and placement agent for the sale of preferred units in a real investment trust and other regulation D private placements.

2. Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash in a commercial bank deposit account.

3. Commissions and Other Fees

Commission income is generated from securities transactions executed on behalf of clients. Commissions are recognized as earned, based upon a pre-determined percentage of gross sale proceeds and negotiated placement fees.

4. Income Taxes

The Company has elected S-Corporation status for income tax purposes. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholders are liable for income taxes.

5. Office Equipment

Office equipment is carried at cost and includes expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be five to ten years for furniture and equipment.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LANTRUST SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002

NOTE B - RELATED PARTY TRANSACTIONS

The Company acts as the placement agent for Lantrust Real Estate Group, LLC in connection with a private offering memorandum. The management of the Company maintains an ownership interest in Lantrust Real Estate Group, LLC, which is the Company's primary client as of December 31, 2002.

The Company leases office space from Lantrust Real Estate Group, LLC for rentals totaling $500 per month. The lease agreement requires the Company to be a tenant for a fifteen-year period expiring in 2017.

NOTE C - LEASE OBLIGATIONS

The Company has entered into a lease agreement for its office space beginning in March, 2002 under an operating lease which will expire in 2017. These lease terms require the Company to remit $500 per month through March 2007, $1,000 per month through March 2012 and $1,234 per month through March 2017. As of December 31, 2002, the Company had prepaid the lease through January 2004.

Total rental expense under the lease was $5,000 for the year ended December 31, 2002.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1 (8 to 1 during the first twelve months of operations as a NASD member firm), as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement.

At December 31, 2002, the Company's net capital, as defined, was $16,403, which was $11,403 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .02 to 1.

SUPPLEMENTAL INFORMATION

LANTRUST SECURITIES INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2002

Stockholders' equity per statement of financial condition		$29,220
Deductions		
Advisory fees receivable	$ 1,000	
Prepaid expenses, other assets and non-allowable receivables	11,817	12,817
Net capital before haircuts		16,403
Haircuts on mutual fund securities		-
Net capital		**$16,403**
Aggregate indebtedness		**$ 351**
Ratio of aggregate indebtedness to net capital		**.02 to 1**
Minimum capital required		**$ 5,000**
Excess of net capital over minimum requirement		**$11,403**

No material differences exist between the computation above and that included in the Company's X-17a-5 Part IIa filing at December 31, 2002.

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

LANTRUST SECURITIES INC.

December 31, 2002

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
LANTRUST SECURITIES INC.

In planning and performing our audit of the financial statements and supplemental schedules of LANTRUST SECURITIES INC. (the "Company") for the period from September 11, 2002 through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Cincinnati, Ohio
February 21, 2003